UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
December 21, 2006
Commission file number: 1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SAP AG
FORM 6-K
On December 19, 2006, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany, published the following announcement in the German Electronic Federal Gazette:
SAP AG
Walldorf
- ISIN DE0007164600 -
ANNOUNCEMENT OF CAPITAL INCREASE FROM COMPANY FUNDS
and
Call to accept allocation of bonus shares
which is at the same time a document within the meaning of Section 4 (2) no. 5 of the
German Securities Prospectus Act (Wertpapierprospektgesetz; WpPG)
At the Company’s ordinary general meeting on 9 May 2006 it was resolved, inter alia, to increase the capital stock by three times its current value to four times its current value by drawing on company funds, specifically by converting EUR 134,768,000.00 of the total capital reserves valued at EUR 284,767,857.82 on the annual balance sheet of 31 December 2005 and EUR 815,884,936.00 of the other revenue reserves totalling EUR 1,211,690,259.96 into capital stock, i.e. to increase it by EUR 950,652,936.00 from EUR 316,884,312.00 to EUR 1,267,537,248.00. The capital increase will be effected by issuing 950,652,936 new no-par value bearer shares. The new shares shall be allocated to shareholders at a ratio of 1:3. They will participate in any profits as of the beginning of fiscal year 2006.
The resolution to implement the capital increase and to amend the Articles of Association to reflect such increase was entered in the commercial register of the Local Court (Amtsgericht) of Mannheim on 15 December 2006.
By operation of law, ownership of old shares shall entitle shareholders to receive new shares at a ratio of 1:3, meaning that once the capital increase from company funds has been entered in the commercial register, three new no-par value shares (“bonus shares”) will be allocated additionally for every existing no-par value share. The new capital stock totalling 1,267,537,248 shares is represented by a global certificate, which is deposited with Clearstream Banking AG. Due to the exclusion of shareholders’ rights to certification of their shares, shareholders will receive co-ownership rights in the global certificate deposited with Clearstream Banking AG in an amount equal to the old shares held by them together with the corresponding bonus shares. The bonus shares will have the same International Securities Identification Number (ISIN) as the old shares.
Since all SAP AG shares are deposited in collective custody accounts held at banks, shareholders shall not be required to make any arrangements relating to the allocation of bonus shares.
Allocation of the bonus shares, which is centralised at

Commerzbank AG
will thus be effected for eligible shareholders as of the following effective date:
the evening of 20 December 2006
by crediting them to their securities account.
No commission or expenses will be charged to shareholders for taking delivery of the bonus shares.
By operation of law the 950,652,936 bonus shares created as a result of the capital increase from company funds shall be admitted to trading on the official market segment of the Frankfurt Stock Exchange (Prime Standard), as well as of the Berlin-Bremen and Stuttgart exchanges. As of 21 December 2006, the 950,652,936 bonus shares resulting from the capital increase from company funds will be deliverable on the stock exchange as interests in the aforementioned global certificate. As of this date, price determination for the old 316,884,312 no-par value ordinary shares will be effected “ex bonus shares”; at the same time, the bonus shares will be taken into account in existing price determination. Outstanding stock exchange orders shall lapse at the end of 20 December 2006.
In accordance with Section 214 (4) sentence 2 of the German Stock Corporation Act (Aktiengesetz; AktG), we hereby call on shareholders to accept the allocation of bonus shares. If such allocation is rejected and the bonus shares are as a result not claimed by a shareholder via the depositary banks within a year of the publication of this announcement, we are obliged and entitled under Section 214 (4) sentence 1 and (2) and (3) AktG to sell any unclaimed shares for the account of the persons entitled thereto after three warnings. The proceeds will be paid to such persons entitled or deposited at the competent local court (Amtsgericht), provided the Company has a right to make such deposit.
Walldorf, December 2006
SAP AG
The Executive Board

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: December 21, 2006

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